

September 19, 2011

<u>Via E-mail</u>
Mr. Steven Gomo
Chief Financial Officer
NetApp, Inc.
495 East Java Drive
Sunnyvale, California 94089

      Re: **NetApp, Inc.**
              Form 10-K for the Fiscal Year Ended April 29, 2011
              Filed June 23, 2011
              File No. 000-27130

Dear Mr. Gomo:

We have reviewed your filing and have the following comment. Please note that we have limited our review to only your financial statements and related disclosures. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended April 29, 2011</u>

<u>Consolidated Financial Statements</u>

<u>Notes To Consolidated Financial Statements</u>

<u>19. Selected Quarterly Financial Data (Unaudited), page 118</u>

1.   We note your disclosure that in the fourth quarter of fiscal 2011 you identified classification errors in previously issued interim condensed consolidated balance sheets as of October 29, 2010 and January 28, 2011, related to your 1.75% convertible senior notes due June 2013, and management determined that the errors were not material to the previously issued interim condensed consolidated financial statements. Tell us what factors you considered in concluding that these errors were not material to your interim condensed consolidated financial statements. In this regard, your response should address

all the factors outlined in SEC Staff Accounting Bulletin No. 99. That is, ensure you address the quantitative and qualitative impact of these errors on your current liabilities, loan covenants or other contractual requirements, liquidity position, market reaction and investors decisions at the time of these filings. Further, tell us how you considered the impact and causes of these errors on your assessment of the effectiveness of the design and operation of your disclosure controls and procedures and the effectiveness of your internal control over financial reporting.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief